Mail Stop 3561

March 2, 2010

By U.S. Mail and facsimile to (707) 585-7722

Danny Weibling, CPA
Treasurer and Principal Financial Officer
International Monetary Systems, Ltd.
16901 West Glendale Drive
New Berlin, Wisconsin 53151

   Re: **International Monetary Systems, Ltd.**
      Form 10-K for the Year Ended December 31, 2008
      Filed April 8, 2009
      Proxy Statement on Schedule 14A
      Filed May 15, 2009
      File No. 000-30853

Dear Mr. Weibling:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               H. Christopher Owings
               Assistant Director